SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

lululemon athletica inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

550021109

(CUSIP Number)

Allison Newman

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 550021109	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Dennis J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,852
	8	SHARED VOTING POWER 10,713,281
	9	SOLE DISPOSITIVE POWER 3,852
	10	SHARED DISPOSITIVE POWER 10,713,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,717,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

CUSIP No. 550021109	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Anamered Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,755,217
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,755,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

CUSIP No. 550021109	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,674,820
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,674,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,674,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

CUSIP No. 550021109	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Wilson 5 Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 922,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 922,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

CUSIP No. 550021109	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Wilson 5 Foundation Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 922,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 922,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

CUSIP No. 550021109	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Five Boys Investments ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,760
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,760

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

CUSIP No. 550021109	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Shannon Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 2, 2022, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 2, 2022.

Item 4. Purpose of the Transaction

Item 4 is supplemented by the addition of the following:

See the disclosure in Item 6 of this Amendment, which is incorporated herein.

Item 5.	Interest in Securities of the Issuer.

(a) Anamered may be deemed to beneficially own 4,755,217 shares of the Issuer’s common stock, or 3.7%; LIPO may be deemed to beneficially own 4,674,820 shares of the Issuer’s common stock, or 3.7%; each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 922,500 shares of the Issuer’s common stock, or 0.7%; Five Boys may be deemed to beneficially own 91,760 shares of the Issuer’s common stock, or 0.1%; Mrs. Wilson may be deemed to beneficially own 1,191,484 shares of the Issuer’s common stock, or 0.9%, being 268,984 shares held by Mrs. Wilson and 922,500 shares held by Wilson 5; and Mr. Wilson may be deemed to beneficially own 10,717,133 shares of the Issuer’s common stock, or 8.4%, including the shares held by the other Reporting Persons. The foregoing is based on 122,398,776 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of December 2, 2022 and 5,115,961 exchangeable shares of Lulu Canadian Holding, Ind., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding as of December 2, 2022.

(b)	With respect to Mr. Wilson:

Sole power to vote: 3,852

Shared power to vote: 10,713,281

Sole power to dispose: 3,852

Shared power to dispose: 10,713,281

With respect to the shares for which Mr. Wilson has shared voting or dispositive power, (i) 4,755,217 shares are held by Anamered; (ii) 4,674,820 shares are held by LIPO; (iii) 922,500 shares are held by Wilson 5; (iv) 91,760 shares are held by Five Boys; and (v) 268,984 shares are held by Mrs. Wilson.

With respect to Anamered:

Sole power to vote: 0

Shared power to vote: 4,755,217

Sole power to dispose: 0

Shared power to dispose: 4,755,217

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Anamered.

With respect to LIPO:

Sole power to vote: 0

Shared power to vote: 4,674,820

Sole power to dispose: 0

Shared power to dispose: 4,674,820

Mr. Wilson has shared voting and dispositive power with respect to the shares held by LIPO.

With respect to Wilson 5:

Sole power to vote: 0

Shared power to vote: 922,500

Sole power to dispose: 0

Shared power to dispose: 922,500

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Wilson 5.

With respect to Wilson 5 Trustee:

Sole power to vote: 0

Shared power to vote: 922,500

Sole power to dispose: 0

Shared power to dispose: 922,500

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Wilson 5 Trustee.

With respect to Five Boys:

Sole power to vote: 0

Shared power to vote: 91,760

Sole power to dispose: 0

Shared power to dispose: 91,760

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Five Boys.

With respect to Mrs. Wilson:

Sole power to vote: 0

Shared power to vote: 1,191,484

Sole power to dispose: 0

Shared power to dispose: 1,191,484

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Mrs. Wilson.

(c) LIPO sold the below specified number of shares of the Issuer’s common stock in open market transactions on the below-specified dates at the below-specified prices:

Quantity	Date	Price
62,700	October 25, 2022	Average price $318.3238, with a price range from $318.00 to $318.855
28,441	November 10, 2022	Average price $349.8384, with a price range from $348.39 to $350.755

On November 18, 2022, Anamered submitted an irrevocable retraction request with respect to 87,051 exchangeable shares of Lulu Canadian Holding, Inc. to cause an equal number of shares of the Issuer to be issued to Anamered. On the below specified dates, Anamered then sold the below specified number of shares of the Issuer’s common stock in open market transactions at the below-specified prices:

Quantity	Date	Price
54,752	November 23, 2022	Average price $360.6245, with a price range from $360.1528 to $360.9106
14,869	November 29, 2022	Average price $366.0012, with a price range from $366.00 to $366.05
17,430	November 30, 2022	Average price $366.1405, with a price range from $366.00 to $367.10

The reporting persons will provide to the Issuer, any security holder of the Issuer or the SEC staff, upon request, information regarding the number of shares sold at each price within the range.

(d) Not applicable.

(e) Neither LIPO, Wilson 5, Wilson 5 Trustee, Five Boys nor Mrs. Wilson is the beneficial owner of more than five percent of the Issuer’s securities, but are included as Reporting Persons in this Schedule 13D to the extent such persons, together with the other Reporting Persons, constitute a group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with a $100 million revolving demand facility entered into on December 19, 2022 by an entity controlled by Mr. Wilson with a third party commercial bank, LIPO granted the third party bank a security interest in shares of the Issuer that may from time to time be held in a designated account as collateral security. As of the date hereof, no shares of the Issuer have been deposited in the designated account. Other than upon the occurrence, if any, of certain customary types of default, LIPO retains the right to vote and dispose of the shares subject to the security interest.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2023

/s/ Dennis J. Wilson
Dennis J. Wilson, Individually

ANAMERED INVESTMENTS INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LIPO INVESTMENTS (USA) INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

WILSON 5 FOUNDATION

By:	Wilson 5 Foundation Management Ltd.
Title:	Corporate Trustee

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director of Corporate Trustee

WILSON 5 FOUNDATION MANAGEMENT LTD.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

FIVE BOYS INVESTMENTS ULC

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

/s/ Shannon Wilson
Shannon Wilson, Individually